Exhibit 99
	For Release:	November 9, 2022

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports third quarter earnings;
Expects 2022 earnings near mid-point of $3.60 - $3.90 per share range
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2022 earnings of 59 cents per share on net income of $33.7 million. Last year’s results were 53 cents per share on net income of $27.6 million. Quarter over quarter results reflect higher net income for the Regulated Operations segment primarily due to interim rate revenue at Minnesota Power. Also impacting the quarter were ongoing inflation, supply chain challenges and transmission congestion resulting in lower earnings at ALLETE Clean Energy. Overall, results for the quarter were in line with expectations.

“ALLETE’s Sustainability in Action strategy continues to present significant opportunities for our company, and we are confident in our ability to execute while we navigate the current macro environment,” said ALLETE President and CEO Bethany Owen. “In fact, we are excited that, just this week, Minnesota Power reached an agreement on its Integrated Resource Plan with various stakeholders that, if approved by the Minnesota Public Utilities Commission later this month, would significantly increase the amount of renewable energy and storage the Company provides over the next 15 years. We are also pleased that Minnesota Power and Superior Water, Light and Power rate cases are progressing as expected; New Energy integration is nearing completion and we are confident in their strong pipeline of projects; and the recently passed Inflation Reduction Act is positive for all of our ALLETE companies.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co. recorded net income of $38.3 million, compared to $32.9 million in the third quarter of 2021. Third quarter 2022 earnings reflect higher income at Minnesota Power primarily due to the implementation of interim rates on January 1, 2022. This increase was partially offset by lower kWh sales to retail customers and higher costs under a 250 MW power purchase agreement. ALLETE’s earnings in ATC were lower than in 2021 primarily due to period-over-period changes in ATC’s estimate of a refund liability related to MISO return on equity complaints.

ALLETE Clean Energy recorded a third quarter 2022 net loss of $7.3 million compared to a net loss of $0.8 million in 2021. The net loss in 2022 reflected a reserve of $2.9 million after-tax for an anticipated loss on the sale of ALLETE Clean Energy’s Northern Wind project primarily due to ongoing inflation and supply chain challenges, losses under the Caddo wind energy facility’s power sales agreements resulting from market volatility and transmission congestion in the Southwest Power Pool, and lower wind resources at other wind facilities as compared to 2021.

Corporate and Other businesses, which include New Energy, BNI Energy, the Company’s investment in the Nobles 2 wind energy facility, and ALLETE Properties, recorded net income of $2.7 million in 2022 compared to a net loss of $4.5 million in 2021. Results in 2022 reflect higher earnings from our investment in Nobles 2 due to stronger wind resources in 2022, net income from New Energy of $1.3 million, which includes purchase price accounting of $1.7 million after-tax, and a benefit from the timing of income taxes.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

Earnings per share dilution in 2022 was approximately 5 cents due to additional shares of common stock outstanding as of September 30, 2022.

“We expect our 2022 earnings to be near the mid-point of our guidance range of $3.60 - $3.90 per share,” said ALLETE Senior Vice President and Chief Financial Officer Steven Morris. “The results for the quarter did meet our expectations notwithstanding the previously mentioned impacts of ongoing inflation, supply chain challenges and transmission congestion in Southwest Power Pool, as well as the refund reserve impacting our equity earnings in ATC. This updated guidance reflects year to date results and the timing of a Minnesota Power solar project originally expected to close this year, and now expected to be completed in the first quarter of 2023. We expect a strong fourth quarter of earnings from New Energy, with growing momentum in the project pipeline and significant projects closing in October and into the end of the year.”

Live Webcast on November 9, 2022; 2022 third quarter slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), November 9, 2022, at which time management will discuss the third quarter of 2022 financial results. Interested parties may participate live by registering for the call at allete.com/earningscall or may listen to the live audio-only webcast accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website investor.allete.com/events-presentations. The webcast will be accessible for one year at allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity headquartered in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Operating Revenue
Contracts with Customers – Utility	$322.6	$304.8	$960.3	$888.2
Contracts with Customers – Non-utility	64.5	37.7	178.3	123.4
Other – Non-utility	1.2	2.9	6.3	8.6
Total Operating Revenue	388.3	345.4	1,144.9	1,020.2
Operating Expenses
Fuel, Purchased Power and Gas – Utility	136.8	140.1	417.4	389.4
Transmission Services – Utility	19.3	19.2	57.5	56.1
Cost of Sales – Non-utility	38.4	15.2	96.9	47.8
Operating and Maintenance	83.2	66.7	238.1	200.1
Depreciation and Amortization	58.7	57.5	181.4	173.4
Taxes Other than Income Taxes	18.5	15.6	53.1	52.1
Total Operating Expenses	354.9	314.3	1,044.4	918.9
Operating Income	33.4	31.1	100.5	101.3
Other Income (Expense)
Interest Expense	(18.4)	(17.3)	(55.3)	(51.8)
Equity Earnings	2.3	4.4	13.1	14.3
Other	2.3	1.0	16.4	6.1
Total Other Expense	(13.8)	(11.9)	(25.8)	(31.4)
Income Before Income Taxes	19.6	19.2	74.7	69.9
Income Tax Benefit	(7.2)	(4.9)	(19.4)	(19.3)
Net Income	26.8	24.1	94.1	89.2
Net Loss Attributable to Non-Controlling Interest	(6.9)	(3.5)	(43.5)	(18.1)
Net Income Attributable to ALLETE	$33.7	$27.6	$137.6	$107.3
Average Shares of Common Stock
Basic	57.1	52.4	55.5	52.3
Diluted	57.2	52.5	55.6	52.3
Basic Earnings Per Share of Common Stock	$0.59	$0.53	$2.48	$2.05
Diluted Earnings Per Share of Common Stock	$0.59	$0.53	$2.48	$2.05
Dividends Per Share of Common Stock	$0.65	$0.63	$1.95	$1.89

Consolidated Balance Sheet
Millions - Unaudited

	Sep. 30	Dec. 31,		Sep. 30	Dec. 31,
	2022	2021		2022	2021
Assets			Liabilities and Equity
Cash and Cash Equivalents	$42.1	$45.1	Current Liabilities	$706.0	$543.4
Other Current Assets	680.1	246.2	Long-Term Debt	1,653.0	1,763.2
Property, Plant and Equipment – Net	5,011.0	5,100.2	Deferred Income Taxes	177.0	185.7
Regulatory Assets	447.1	511.8	Regulatory Liabilities	527.4	536.1
Equity Investments	320.3	318.0	Defined Benefit Pension and Other Postretirement Benefit Plans	171.9	179.5
Goodwill and Intangibles – Net	155.8	0.8	Other Non-Current Liabilities	268.8	280.8
Other Non-Current Assets	201.6	212.9	Equity	3,353.9	2,946.3
Total Assets	$6,858.0	$6,435.0	Total Liabilities and Equity	$6,858.0	$6,435.0

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2022	2021	2022	2021
Millions
Regulated Operations	$38.3	$32.9	$119.4	$99.4
ALLETE Clean Energy	(7.3)	(0.8)	15.0	11.7
Corporate and Other	2.7	(4.5)	3.2	(3.8)
Net Income Attributable to ALLETE	$33.7	$27.6	$137.6	$107.3
Diluted Earnings Per Share	$0.59	$0.53	$2.48	$2.05

Statistical Data
Corporate
Common Stock
High	$63.81	$73.10	$68.61	$73.10
Low	$49.89	$58.89	$49.89	$58.89
Close	$50.05	$59.52	$50.05	$59.52
Book Value	$46.93	$44.51	$46.93	$44.51

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	251	268	851	846
Commercial	353	360	1,027	1,018
Industrial	1,665	1,778	5,047	5,351
Municipal	130	147	419	445
Total Retail and Municipal	2,399	2,553	7,344	7,660
Other Power Suppliers	769	1,253	2,544	3,695
Total Regulated Utility Kilowatt-hours Sold	3,168	3,806	9,888	11,355

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$37.7	$34.8	$123.3	$107.3
Commercial	47.8	43.2	135.8	119.6
Industrial	146.8	139.2	443.5	405.7
Municipal	9.8	14.4	31.9	38.5
Total Retail and Municipal Electric Revenue	242.1	231.6	734.5	671.1
Other Power Suppliers	46.7	41.2	124.6	116.9
Other (Includes Water and Gas Revenue)	33.8	32.0	101.2	100.2
Total Regulated Utility Revenue	$322.6	$304.8	$960.3	$888.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802